                                                                   Exhibit 6.7

                              EMPLOYMENT AGREEMENT

         THIS EMPLOYMENT AGREEMENT was entered into the 12th day of February 1999, by and between MIRACOM CORPORATION (hereinafter, the "Employer") and DAVID McCOMAS (hereinafter, the "Employee").

         In consideration of the Employee's employment and possibility for promotion, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Employee hereby agrees as follows:

         1. PURPOSE. The purpose of this Agreement is to set forth the terms and conditions of Employee's employment and to define the obligations between Employee and Employer regarding trade secrets, as defined in Florida Statutes
Section 688.002(4), including, without limitation, Confidential Information (as defined herein) belonging to the Employer, inventions and intellectual property created, in whole or in part, by the Employee, communication with the Employer's customers and retention of the employees of the Employer. Employee recognizes that the business of Employer and the nature of Employee's employment will permit Employee to have access to trade secrets and Confidential Information of Employer and to its Clients, and that such trade secrets and Confidential Information are the exclusive property of Employer, disclosure of which would be prejudicial to Employer's business interests and cause the Employer irreparable harm. Notwithstanding any other provision of this Agreement, the Employer and Employee agree that Employee is not prohibited from owning, operating or performing services for the unrelated business(es) in which he is currently involved and which are specifically identified on SCHEDULE 1 hereto.

         2.    DEFINITIONS

         (a) "EMPLOYER" shall mean MIRACOM CORPORATION and all of its divisions, subsidiaries, affiliates and any successors or assigns.

         (b) "CLIENT" shall mean any person or entity with whom Employer conducts business or from whom Employer or Employee obtains information concerning the business and industry in which Employer operates, including, but not limited to, customers, consultants, advisors and suppliers of the Employer.

         (c) "TRADE SECRET" shall have the meaning set forth in Florida Statutes Section 688.002(4), and shall include, without limitation, ideas, information, compilations, computer programs and related data bases which are not described in any literature published and distributed publicly by Employer and which are not readily ascertainable from inspection of commercially available sources, including, but not limited to, computer programs written by and for the Employer, data bases, generated reports, related proprietary information and marketing studies.

         (d) "CONFIDENTIAL INFORMATION" shall mean all information pertaining to the business of Employer or Clients which is of value to Employer, is not generally known to Employer's competitors or to the public, and is treated as confidential by Employer and Clients, including, but not limited to, (i) information pertaining to product research and development; (ii) existing and future business and marketing plans; (iii) financial, accounting, sales and purchasing data; (iv) customer and supplier identity;
               (v) personnel matters; (vi) techniques, policies and procedures related to the operation of Employer and Clients; (vii) terms of relationships with Clients; (viii) identity of prospective Clients; (ix) identity of business opportunities available to Employer; and (x) inventions and intellectual property of the Employer.

         (e) "INVENTION" shall mean any discovery, idea, improvement or contribution, whether or not patentable, including, but not limited to, any computer program, process, method, formula or technique, as well as improvements thereto, which is new or which Employer reasonably believes may be new.

         (f) "WORK" shall mean any written, typed or printed material prepared, in whole or in part, by Employee during the term of his employment hereunder including, but not limited to, technical descriptions of products, computer software, user guides, illustrations, advertising materials, training manuals, contracts and any contributions to any such material.

         3. TRADE SECRETS. During and at any time subsequent to termination of his employment by Employer, Employee will not disclose or otherwise misappropriate any Trade Secret of the Employer for his own use or for the use of any person, corporation, partnership, firm or other entity.

         4.    CONFIDENTIAL INFORMATION. During his employment, and for a two
(2) year period following termination of employment, Employee will not disclose or misappropriate any Confidential Information for his own use or for the use of any person, corporation, partnership, firm or other entity. Employee shall not remove any writings containing Confidential Information from the premises or possession of Employer or its Clients, or make copies or memoranda thereof. Furthermore, Employee will deliver promptly to Employer, at termination of his employment, or at any time Employer may so request, all copies and originals of any writings containing Confidential Information which Employee may possess or have or have had under his control.

         5. NON-SOLICITATION. During his employment, and for a two (2) year period following termination of employment, Employee will not, either directly or indirectly, consult, call upon, solicit, divert or take away or attempt to solicit, divert or take away, any actual or targeted prospective Client of Employer who has been a Client or targeted prospective Client of Employer at any time during the 12-month period preceding termination of Employee's employment.

         6. NON-SOLICITATION OF EMPLOYEES. During his employment, and for a two (2) year period following termination of employment, Employee will not hire, attempt to hire or employ, directly or indirectly, any employee of Employer. During such period, Employee will not encourage or induce any employee of Employer to leave the employment of Employer.

         7.    ASSIGNMENT OF RIGHTS.

               (a) INVENTIONS. The Employee agrees that if he conceives of an Invention or reduces an Invention to practice during his employment, Employee will promptly provide a written description of the Invention ("Invention Summary") to an officer of the Employer (other than Employee). The Employee shall request that such officer acknowledge in writing the receipt of such Invention Summary, a copy of which both Employee and Employer shall retain in their records. The Employer shall have thirty (30) days to provide written notice to Employee whether or not it wishes to claim an interest in the Invention. If timely notice is given to Employee that Employer claims an interest in the Invention, Employee agrees that such Invention, and all patent rights to such Invention, shall become the exclusive property of Employer, and the Employee hereby irrevocably assigns to Employer any and all of Employee's rights to such Invention. Employee agrees that should Employer elect to file an application for patent protection, either in the United States or in a foreign country, Employee will execute all necessary papers, including formal assignments to Employer relating to such patent applications. The Employee further agrees that he will cooperate with any attorney or other person, will explain the nature of the Invention, as required, will review applications and other papers and will provide any other cooperation reasonably required for the orderly filing and/or prosecution of such patent applications.

               (b) WORK. The Employee agrees that any Work created by Employee in the course of performing Employee's duties hereunder and on behalf of Employer are deemed "work for hire" within the meaning of Title 17 of the United States Code. Accordingly, all right, title and interest to the intellectual property rights for any and all such Work, which have been or will be prepared by Employee, shall be the property of Employer. Employee further agrees to assign to Employer any and all right, title and interest to any copyrights which Employee may have in any such Work.

         8. EMPLOYMENT AND TERM. The Employer agrees to employ and Employee agrees to be employed by Employer for the period stated herein and upon the terms and conditions provided in this Agreement. The term of full-time employment shall be for a period of three (3) years, commencing on October 1, 1998 (the "Commencement Date"), and terminating on the third anniversary thereof; PROVIDED THAT on each anniversary of the Commencement Date, the term shall be extended for an additional one (1) year, so that on each anniversary date, the remaining term is three (3) years, unless otherwise terminated in accordance with Section 19 or Section 20, or as mutually agreed between the parties.

         9. COMPENSATION. The Employer shall pay the Employee for all services contemplated under this Agreement as follows:

         (a) A base salary of $124,800 per year, paid on a weekly basis (the "Base Salary"). The Base Salary shall be increased, but shall not be decreased, on each October 1st (the "Anniversary Date") by a percentage which equals the sum of three percent (3%) plus that percentage by which the Consumer Price Index, for the Orlando, Florida area, published by the United States government (the "INDEX"), for the immediately preceding calendar year exceeds such Index for the next preceding calendar year. If publication of the Index is discontinued, the parties hereto shall accept comparable statistics on the cost of living for the Orlando, Florida area as computed and published by an agency of the United States government, or if no such agency computes and publishes such statistics by any regularly published national financial periodical that does compute and publish such statistics;

         (b) Such other benefits that the Employer may offer to other senior level management of the Employer and/or members of the board of directors of the Employer (the "Board of Directors" or the "Board") from time to time, which benefits may but do not necessarily include stock options in addition to those contemplated by Section 17 and performance bonuses;

         (c) When a 401(k) plan is established by Employer, a matching contribution to Employee's 401(k) account equal to a minimum of twenty-five percent (25%) of Employee's contribution to such plan, subject to the dollar limitations as provided in the Internal Revenue Code of 1986, as amended from time to time; and

         (d) A minimum of sixty percent (60%) of the cost of Employee's medical insurance coverage provided by Employer's medical plan.

The Employer shall be entitled to deduct and withhold amounts legally required to be withheld for items such as income taxes, FICA, FUTA, etc.

         10. DUTIES. The Employee is bringing unique experience, contacts and a database to the Employer, which the Employee agrees to use to the benefit of the Employer in the development of its commercial operations. The Employee is engaged to act as the President and Chief Operating Officer of the Employer and shall be responsible for the day to day business operations of Employer, and such additional responsibilities as the Co-Chief Executive Officers may determine to be in the best interest of the Employer, and which are appropriate for the President and Chief Operating Officer of an organization of the type and size of the Employer. Employee shall report directly to the Co-Chief Executive Officers. The Employee agrees to serve capacities, without further compensation, unless the Employee's duties and responsibilities substantially change or increase, or unless mutually agreed otherwise. Employee will use his best efforts to promote the interests of the Employer.

         11. EXTENT OF SERVICES. The Employee shall not be required to devote his entire time and attention to the Employer's business; PROVIDED, HOWEVER, that Employee agrees to provide a minimum of forty (40) hours per week for services on behalf of Employer (such forty (40) hours shall include time which the Employee spends traveling from one destination to another destination on behalf of the Employer but, other than travel time, shall not include time when the Employee is not actually performing services on behalf of the Employer even though the Employee may be away from home). Notwithstanding anything herein to the contrary, the Employee will be called upon from time to time as an element of his employment to develop business projects which will include the interests of the Employee and the Employer or its subsidiaries, affiliates or joint venture interests. Such activities are contemplated in this Agreement and form an integral part of the Employee's employment.

         12. WORKING FACILITIES. The Employee shall have a private and adequate office, back-up staff, including secretarial assistance in all of the offices of the Employer in which Employee will be expected to perform his services, and other adequate services and facilities necessary in order for the Employee to fulfill the activities contemplated under this Agreement. The Employee will also have the use of Employer-provided lodging and vehicles and an expense account in order to fulfill his obligations and responsibilities under this Agreement and for the development and the commercialization of the Employer's services.

         13. DISCLOSURE OF INFORMATION. The Employee and Employer acknowledge that Employee is coming to his position with unique data, contacts and experience, distinct from those possessed generally by the Employer. These contacts, data and information of the Employee are unique to the Employee and will always be so considered. However, the Employee shall not, during the term of his employment, disclose or use all or any part of the Employee's unique knowledge, services or skills that are conceived or reduced to practice during the term of Employee's employment, to any person, firm, corporation, association or other entity for any reason or purpose, unless mutually agreed upon in advance and in writing by the parties to this Agreement. All new projects and information which are developed by the Employee during his employment with the Employer shall be considered the Employer's unique knowledge, services or skills and shall not be taken, disclosed or developed for a project with any third parties by the Employee, unless agreed upon in advance and in writing by the Employer upon termination of the Employee's employment.

         14. EXPENSES. The Employee may incur reasonable expenses for the commercialization of the Employer's services and products, including reasonable expenses for entertainment, travel and similar items. The Employer shall reimburse the Employee for all such reasonable expenses, which have been approved by Employer, within thirty (30) days of the Employee's presentation of an itemized accounting of such expenditures. In the event Employee incurs expenses on behalf of the Employer, or Employer pays for expenses of Employee which are not reimbursable hereunder, Employee agrees to immediately reimburse Employer for such expenses. As soon as reasonably practicable, Employer shall secure a corporate charge card for Employee to use for reimbursable expenses hereunder. The parties hereto acknowledge that if Employee has loaned funds to the Employer prior to the execution hereof, the Employer shall repay Employee such loans within ninety (90) days of the date hereof.

         15. VACATIONS. The Employee shall be entitled each year to a vacation, which period of time and date of scheduling will be mutually agreed upon by the Employer and Employee; PROVIDED, HOWEVER, the Employee, in any case, shall be entitled to not less than two (2) weeks vacation time per year, and cumulative compensation for such vacation time shall be paid each year to the Employee if such vacation is not taken; PROVIDED, FURTHER, that Employee shall be entitled to carry over one (1) week of unused vacation from the preceding calendar year to the current calendar year. Employee shall be paid the pro rata portion of his regular Base Salary and all other benefits as specified in
Section 9, hereunder, during any vacation period. In the event vacation is not taken or vacation is rolled over to the next year, compensation for such unused vacation, up to a maximum of two weeks per calendar year, shall be paid on or before the end of the calendar year if the Employee so desires and so requests in writing on or before November 30 of that calendar year; PROVIDED; HOWEVER, that in the event Employee has rolled over one (1) week's vacation from the preceding calendar year, the Employee may be compensated for his unused vacation for the then current calendar year (subject to the two week maximum per calendar year) plus the one (1) week rolled over from the preceding calendar year and not used in the then current calendar year.

         16. OTHER BENEFITS. Employee shall be entitled to such other benefits that the Employer may offer to its employees and its Board of Directors from time to time, including, but not limited to, stock options, medical insurance and disability insurance. The Employer agrees to pay Employee ten thousand dollars ($10,000) per year as compensation for the performance of his services as a member of the Board of Directors, which shall be paid on a pro rata basis by the fifth (5th) day of the month following the month of board service. Such compensation shall be in addition to the compensation to which Employee is entitled under Section 9 hereof.

         17. STOCK OPTIONS. Employer shall establish a stock option plan for its employees, and/or officers (the "Stock Option Plan") and Employee shall be entitled to participate in such Stock Option Plan.

         18. DISABILITY. If the Employee is or becomes, by reason of illness or incapacity, unable to perform the essential functions of his employment hereunder, with or without reasonable accommodation, for a period of more than four (4) weeks (a "Disability"), the compensation thereafter payable to him during the continued period of such illness or incapacity shall be reduced initially by twenty-five percent (25%) for the period beginning four (4) weeks and ending six (6) months after such illness or incapacity begins and then by fifty percent (50%) if the incapacity or illness continues during the period beginning six (6) months and one (1) day and ending one (1) year after such illness or incapacity begins. If the Employee should be absent from his employment for a period of more than one (1) year, the Employer will have the option to terminate this Agreement for impossibility of execution but the Employer may nonetheless decide to continue this Agreement with compensation after one (1) year of incapacity. In the event the Employer secures a disability insurance policy mutually acceptable to Employee and Employer, then Employer's financial obligations under this Section 18 shall terminate provided that the disability benefits under such policy equal or exceed the Employer's financial obligations under this Section 18. In addition to the foregoing disability payments, Employee shall retain the right to retain any stock options that are exercisable on the date of termination of employment.

         19.   TERMINATION OF EMPLOYMENT.

               (a) BY EMPLOYER FOR CAUSE. During the term of this Agreement, the Employer may terminate this Employee's employment for "Cause" (defined below) upon thirty (30) days' written notice. In the event that Employee's employment with the Employer is terminated with Cause, the Employee shall receive only (A) his Base Salary and benefits earned but unpaid up to the date of termination of employment, (B) the prorated portion of any bonuses earned but unpaid up to the date of termination of employment, calculated based upon a closing of the books of Employer as of the last day of the month in which termination occurs and a proration of the annual goals, if any were established for such year, based upon the portion of the year that has expired prior to that date, and
               (C) reimbursement for any expenses to which Employee is due reimbursement under Section 14.

                  For purposes of this Section 19(a), the term "Cause" shall mean any of the following:

                        (1) the Employee's willful or negligent failure or
                  refusal to comply with the written rules and regulations of Employer from time to time established by the Board that shall have been previously delivered to Employee, and that shall not be inconsistent with the terms or conditions of this Agreement, and Employee shall not have cured such failure or refusal within 30 days following receipt of written notice from Employer of such failure or refusal; PROVIDED, HOWEVER, that if such failure or refusal is of such a nature that it cannot be cured within such 30-day period, then, so long as Employee shall have commenced such cure within such 30-day period and shall have thereafter in good faith continued such cure, Employee shall be deemed to have cured such failure or refusal; or

                        (2) the final (non-appealable or foreclosed from appeal)
                  conviction of Employee of any felony materially and adversely affecting the property, reputation or goodwill of Employer or its successors; or

                        (3) the Employee's willful failure or refusal to perform
                  or Employee's performance in a grossly negligent manner a material part of his duties pursuant to the provisions of this Agreement and Employee shall not have cured such failure or refusal within 30 days following receipt of written notice from Employer of such failure or refusal; PROVIDED, HOWEVER, that if such failure or refusal is of such a nature that it cannot be cured within such 30-day period, then, so long as Employee shall have commenced such cure within such 30-day period and shall have thereafter in good faith continued such cure, Employee shall be deemed to have cured such failure or refusal; or

                        (4) Employee's violation of the terms of Sections 3, 4,
                  5, 6, 7 or 13 of this Agreement.

               (b) BY EMPLOYER WITHOUT CAUSE. In the event Employer terminates the Employee's employment without Cause then, in addition to clauses A through C in Section 19(a), above, (X) the Employer shall be obligated to pay to the Employee Employee's annual Base Salary (at the time of termination), on a weekly basis or consistent with the Employer's payroll practices at the time, for a period of three (3) years from and after the date of termination (the "Severance Amount"); (Y) Employee shall have the right to retain any stock options that were granted to Employee prior to the date of termination of employment; and (Z) the Employer shall, at its sole cost (except for Employee dependency coverage contributions, if any, in effect prior to Employee ceasing to be employed by the Employer hereunder) maintain in full force and effect from the date Employee ceases to be employed by the Employer hereunder and for six (6) months thereafter, all medical, health and accident, and disability plans, programs, or arrangements in which Employee is entitled to participate immediately prior to Employee ceasing to be employed by the Employer hereunder, provided that Employee's continued participation is possible under the general terms and provisions of such plans and programs. In the event that Employee's participation in any such plan or program is barred (other than as a result of a misrepresentation or misconduct of Employee), the Employer shall arrange at its sole expense to provide him with benefits substantially similar to those which he is entitled to receive under such plans and programs for the six-month term, including, without limitation, reimbursement of COBRA premium payments. To the extent that Employee mitigates his damages through the accrual or receipt of a salary, or the provision of health or other benefits referenced hereinabove, through self-employment or employment with another entity, the Severance Amount and/or applicable benefits referenced hereinabove shall be adjusted by off-set of amounts or benefits received by Employee in mitigation. Upon written request by Employer, Employee shall provide to Employer information as to such mitigation within ten
               (10) days of receipt of such request. If Employee's employment is terminated without Cause, Employee shall be deemed released from the non-competition provisions of Section 22 of this Agreement upon such termination; PROVIDED, HOWEVER, Employee shall not be deemed released from his obligations under Sections 3, 4, 5, 6, 7 or 13 of this Agreement.

                  (c) VOLUNTARILY BY EMPLOYEE. Employee may, at his option, terminate his employment under this Agreement at any time upon ninety (90) days prior written notice to Employer. If Employee voluntarily terminates employment with Employer, then Employee shall receive only (i) his Base Salary and benefits earned but unpaid up to the date of termination of employment, (ii) two weeks salary, calculated based on Employee's salary then in effect at the time of termination of employment, (iii) the prorated portion of any bonuses earned but unpaid at the time of termination of employment, calculated in accordance with subsection (a)(ii) above; and, if Employee voluntarily terminates his employment pursuant to Section 20, Employee shall also be entitled to retain any exercisable stock options.

                  (d) If Employee is terminated for Cause, or if Employee voluntarily terminates his employment (except in the event of a Change of Control (defined below), any stock options granted to Employee under a Stock Option Plan or otherwise shall terminate immediately upon termination of employment.

                  (e) Employee's employment with the Company may not be terminated for Cause under Section 19(a), above, or without Cause under Section 19(b), above, without the approval of a majority of the members of the Board of Directors then in office.

              20. TERMINATION BY EMPLOYEE UPON CHANGE OF CONTROL. The Employee may terminate Employee's employment at any time by giving ten (10) days prior written notice to the Employer upon a Change of Control. A "Change of Control" means the occurrence of any of the following events after the date of this
Agreement:

                  (a) a change in control of the Employer occurring after the date of this Agreement of a nature that would be required to be reported in response to Item 1 of the Current Report on Form 8-K (or in response to any similar item on any similar schedule or form) promulgated under the Securities Exchange Act of 1934 (the "Act"), whether or not the Employer is then subject to such reporting requirement;

                  (b) any "person" (as such term is used in Sections 13(d) and 14(d) of the Act) is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Act), directly or indirectly, of securities of the Employer representing twenty-five percent (25%) or more of the combined voting power of the Employer's then outstanding securities without the prior approval of at least two-thirds of the members of the Board in office immediately prior to such person attaining such percentage (excluding for this purpose, any acquisitions by (X) the Employer or its subsidiaries, (Y) any person, entity or "group" that as of the date of this Agreement owns beneficial ownership, as defined in Rule 13d-3 of the Act, or (Z) any employee benefit plan of the Employer or its subsidiaries;

                  (c) the Employer is a party to a merger, consolidation, sale of assets or other reorganization, or a proxy contest, as a consequence of which members of the Board in office immediately prior to such transaction or event constitute less than a majority of the Board of Directors thereafter; or

                  (d) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board (including for this purpose any new director whose election or nomination for election by the Employer's stockholders was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of such period) cease for any reason to constitute at least a majority of the Board.

            21. DEATH DURING EMPLOYMENT. Upon the death of Employee during the term of employment, the Employer shall pay to Employee's estate the compensation that would otherwise be payable to the Employee through the end of the month of his death. In addition, three (3) months further compensation shall be paid in one (1) lump sum to his surviving spouse or, if there is no surviving spouse, to the surviving children of the Employee, or to his estate if there are no surviving children.

            22.   NON-COMPETITION.

            (a) During his employment, and for a period of two (2) years after the expiration or termination of such employment (the "Noncompetition Period"), Employee specifically agrees that Employee shall not (except on the behalf of Employer or any of its affiliated entities while Employee is employed by Employer), either directly or indirectly, as a stockholder of any corporation or partner of any partnership or as an employee, owner, principal or agent, or in any other manner, engage in any business within a radius of 100 miles from any location of Employer's business (the "Geographic Area"), which competes with, in any manner, any business conducted by Employer at the time of termination of this Agreement. Employee agrees that so long as Employee is working for Employer, Employee shall not undertake the planning or organizing of any business activity competitive with the business of Employer. Employee agrees not to directly or indirectly solicit any of Employer's employees to work for Employee or for any business which is competitive with any business conducted by Employer prior to the date on which Employee's employment with Employer is terminated with Employer within the Geographic Area and during the Noncompetition Period.

            (b) The periods of time during which Employee is prohibited from engaging in such business practices pursuant to this Section 22 shall be extended by any length of time during which Employee is in breach of any of such covenants. The restrictive covenants contained within this Section 22 are essential elements of this Agreement, and that, but for the agreement of Employee to comply with such covenants, Employer would not have entered into this Agreement. If any portion of the covenants set forth in this Section 22 are held by a court of competent jurisdiction to be unreasonable, arbitrary or against public policy, then such portion of such covenants shall be considered divisible both as to time and geographical area. Employer and Employee agree that, if any court of competent jurisdiction determines that the Noncompetition Period or the Geographic Area applicable to this Agreement is unreasonable, arbitrary and/or against public policy, then a lesser time period or geographical area which is determined to be reasonable, non-arbitrary and not against public policy may be enforced against Employee.

            (c)   Intentionally Omitted.

            (d) Employee acknowledges that any violation of this Section 22 will result in irreparable injury to Employer for which there is no adequate remedy at law. Employee agrees that, in the event he breaches or threatens to breach this Section 22, Employer, without posting a bond, shall be entitled to injunctive relief, both preliminary and permanent, in addition to any other remedies at law or in equity available to Employer.

            (e) If Employee's employment with Employer is terminated without Cause, Employee shall be deemed released from his obligations under this Section 22 upon such termination.

            23. DISPUTES; ATTORNEYS' FEES. Except in the case of Employer's right to seek injunctive relief under Section 22(d) and Section 24(b) of this Agreement, the parties mutually agree to submit any controversy or claim arising out of or proceeding forth from or relating to this Agreement or its breach to be settled by arbitration (which may be binding if the parties mutually agree at the time). Such arbitration shall be held in the County of Seminole, State of Florida, utilizing the procedure and arbitrators acquainted with the American Arbitration Association rules and procedure for arbitration. If binding arbitration, judgment upon award rendered may be entered and enforced in any court of competent jurisdiction. In the event any dispute arises under the terms hereof, Employer shall continue to pay Employee the Base Salary and benefits to which he is entitled hereunder until such time that a final determination is made by an arbitrator hereunder; PROVIDED, HOWEVER, that if it is determined that the termination of Employee's employment was justified, the Employee hereby undertakes and agrees to repay to the Employer the amount of Base Salary that was paid by Employer during the arbitration procedure. The non-prevailing party shall be responsible for the prevailing party's reasonable legal fees and costs (including post-judgment collection fees and costs).

            24.   ENFORCEMENT.

                        (a) Whenever there is any conflict between any provision
                  of this Agreement and any law, statute, governmental rule, ordinance or regulation, the latter shall prevail. In such event, the affected provisions of this Agreement will be curtailed and restricted only to the extent necessary to bring them within the legal requirements, and the remainder of this Agreement shall not be affected. Should it be determined that any provision of this Agreement is unenforceable, the Employee specifically requests that the court or arbitrator making such determination modify and reform the provision found to be unenforceable, and in its modified form, specifically enforce the Agreement.

                        (b) Employee acknowledges that any violation of
                  Sections 3, 4, 5, 6, 7, 13 or 22 of this Agreement (referred to individually and collectively in this subsection (b) as "Sections") will result in irreparable injury to Employer for which there is no adequate remedy at law. Employee agrees that, in the event he breaches or threatens to breach any of such Sections, Employer, without posting a bond, shall be entitled to injunctive relief, both preliminary and permanent, in addition to any other remedies at law or in equity available to Employer.

         25. INDEMNIFICATION. Employee shall be indemnified in accordance with the terms and provisions of that certain Indemnification Agreement, dated as of the date hereof, between Employer and Employee.

         26. CHOICE OF LAW. This Agreement and the performance hereunder and all suits and special proceedings hereunder shall be construed in accordance with the laws of the State of Florida. In any action, special proceeding or other proceeding that may be brought arising out of, in connection with, or by reason of this Agreement, the laws of the State of Florida shall be applicable and shall govern to the exclusion of the law of any other forum, without regard to the jurisdiction in which the action or special proceeding may be instituted. All actions under this Agreement, if not resolved by arbitration, shall be taken in a court of competent jurisdiction within Seminole County, Florida and Employee hereby waives and agrees that he shall not assert that such forum is inconvenient.

         27. NOTICES. Any notice required or desired to be given under this Agreement shall be deemed given if in writing and sent by certified U.S. mail, or by Federal Express or other overnight delivery service to the Employee's residence, or to the Employer's principal office, as the case may be.

         28. WAIVER OF BREACH. Employer shall waive a breach by the Employee of any provision of this Agreement only if such waiver is executed in writing by a duly authorized officer of the Employer. Employee shall waive a breach by the Employer of any provision of this Agreement only if such waiver is executed in writing by Employee.

         29. ASSIGNMENT. Both parties acknowledge that the services of the Employee and the Employer are unique to this Agreement and neither party may assign the rights or delegate the duties of this Agreement to another. Notwithstanding anything herein to the contrary, the Employee may perform his unique services under this Agreement for any of the subsidiaries, affiliates or joint ventures of the Employer.

         30. ENTIRE AGREEMENT. This Agreement contains the entire understanding of the parties and may not be changed orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, extension or discharge is sought.

         31. HEADINGS. Headings in this Agreement are for convenience only and shall not be used to interpret or construe the provisions hereof.

         32. COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

         33. WAIVER OF CONFLICT OF INTEREST. The parties acknowledge that, notwithstanding Employee's use of Employer's attorneys for personal legal matters unrelated to this Agreement, the Employer may continue to use the legal counsel of its choice in connection with the resolution of any disputes between the parties hereto without such representation constituting an improper or ethical conflict of interest.

         34. FURTHER ACTIONS. Each party to this Agreement shall take such further actions to execute, file, record, publish and deliver such additional certificates, instruments, agreements and other documents as the other party may, from time to time, reasonably request, in order to accomplish the purposes of this Agreement.

         35. APPOINTMENT TO BOARD OF DIRECTORS. Employee was appointed to the Board of Directors in September 1998 and is entitled to receive the prorated portion of the $10,000 annual director compensation.

         IN WITNESS WHEREOF, the parties hereto have executed this Employment Agreement on the date and year indicated above.

EMPLOYEE:                        /s/ DAVID McCOMAS
                                 ----------------------------------
                                 DAVID McCOMAS

EMPLOYER:                        MIRACOM CORPORATION

                                 By:  /s/ SHAWN D. LUCAS
                                 ----------------------------------
                                          Name:  Shawn D. Lucas
                                          Title:  Co-Chief Executive Officer

                        AMENDMENT TO EMPLOYMENT AGREEMENT

         This Amendment to Employment Agreement ("Amendment") was entered into effective November 8, 1999, by and between MIRACOM CORPORATION (hereinafter, the "Employer") and DAVID McCOMAS (hereinafter, the "Employee").

                                    RECITALS

         A. WHEREAS, on February 12, 1999, Employer and Employee entered into an employment agreement (the "Employment Agreement"); and

         B. WHEREAS, Employer and Employee desire to make certain modifications to the Employment Agreement as hereinafter set forth.

         NOW THEREFORE, in consideration of Employee's employment and possibility of promotion, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, it is hereby agreed that the Employment Agreement is amended in the following particulars:

         1. Section 9 (COMPENSATION). Subsection 9(a) of the Employment Agreement is hereby amended to change Employee's the Base Salary to $72,000 per year, effective November 8, 1999, payable bi-weekly or otherwise in accordance with Employer's standard payroll practices. Further amended and in accordance with Employer's current standard payroll practice at the time, the employee shall receive a base salary of $89,000 for the period August 30, 1999 through October 24, 1999 and shall defer payment of the difference between the original Base Salary ($124,800) and the newly adjusted amount ($89,000) for that same time period. All other provisions of subsection 9(a) not amended hereby shall remain the same.

         2. Section 10 (DUTIES). Section 10 is hereby amended in its entirety as follows:

            "The Employee is engaged to act as the Strategic Business Development and as such shall be responsible for the new business development for Employer, with such additional responsibilities as the Employer may determine to be in the best interest of the Employer, and which are appropriate for such a position in an organization of the type and size of Employer. Employee shall report directly to the Co-Chief Executive Officers. Employee agrees to serve in such capacity, without further compensation, unless he Employee's duties and responsibilities substantially change or increase, or unless mutually agreed otherwise. Employee will use his best efforts to promote the interests of the Employer."

         3. Section 15 (VACATIONS). Section 15 is hereby amended in its entirety as follows:

            "(a) Employee shall be entitled each year to a vacation, which period of time and date of scheduling will be mutually agreed upon by Employer and Employee; PROVIDED, HOWEVER, the Employee, in any case, shall be entitled to not less than two weeks vacation time per year, and cumulative compensation for such vacation time shall be paid each year to the Employee if such vacation is not taken in the applicable year or if not carried forward to the next calendar year in accordance with this Section 15. Employee shall be entitled to carry over one (1) week of unused vacation to the next succeeding calendar year.

            (b) Employee shall be paid the pro rata portion of his regular Base Salary and provided all other benefits as specified in Section 9 during any vacation period taken. Any payments made to Employee in respect of vacation not taken or rolled over to the next calendar year shall be paid to Employee in the last pay period of the calendar year in which such vacation was not taken. The maximum compensation payable to Employee in any calendar year for unused vacation shall be two weeks of unused vacation in such calendar year plus one week of unused vacation, if any, that was rolled over as unused vacation from the previous calendar year."

         4. Section 16 (OTHER BENEFITS). Section 16 of the Employment Agreement is hereby amended to eliminate the $10,000 fee for Employee's service on the Board of Directors, such fees having terminated effective June 1, 1999. Employee shall serve on the Board of Directors without additional compensation, except for reimbursement of expenses incurred in attending meetings of the Board of Directors and its committees. However, nothing in this Section 16, as amended, is intended to prevent Employee's participation in any stock option plan as an employee or as a director of Employer.

         5. All other provisions of the Employment Agreement not herein amended remain in full force and effect.

         IN WITNESS WHEREOF, the parties hereby have executed this Amendment to Employment Agreement as of September 30, 1999 to be effective November 8, 1999.

EMPLOYEE:                        /s/ DAVID McCOMAS
                                 ----------------------------------
                                 DAVID McCOMAS
EMPLOYER:                        MIRACOM CORPORATION

                           By:   /s/ SCOTT ANDERSON
                                 ----------------------------------
                                 Name:   Scott Anderson
                                 Title:     Co-Chief Executive Officer